Daniel A. Lang + 212 459 7095 DLang@goodwinlaw.com	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

October 5, 2020

VIA SEC PORTAL AND EDGAR

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Codiak BioSciences, Inc.
Registration Statement on Form S-1
Filed September 9, 2020
File No. 333-248692

Dear Mr. Lindsay and Ms. Hayes:

This letter is submitted on behalf of Codiak BioSciences, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on September 9, 2020 (the “Registration Statement”), as set forth in the Staff’s letter dated October 2, 2020 addressed to Linda C. Bain, Chief Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the relevant text of the Comment Letter has been reproduced and italicized herein with responses below comments. Page references in the response to the Staff’s comments refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, the Company is sending via the SEC online portal a copy of this letter.

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

October 5, 2020

Response Letter dated September 25, 2020

Our programs, page 2

1.    We note your response to our comment 1 and proposed revisions. We continue to have the following concerns:

(a)

Your response letter indicates that the pipeline chart “clearly shows” that the company’s exoVACC candidates are in the disclovery stage of development, despite the fact that the table visually indicates that discovery has been completed. Please revise your table accordingly.

Response to Comment No. 1, part (a):

The Company respectfully advises the Staff that it has revised the Pipeline Chart on pages 3, 141 and 145 of the next amendment to its Registration Statement (the “Next Amendment”) in response to the Staff’s comment to reduce the length of the bars for its exoVACC and other discovery stage programs to more clearly indicate that they are in the discovery stage of development.

(b)

With respect to the three oncology targets and five gene targets, it appears given that you have quantified the number and completed discovery, that you have identified these targets. The targets for material product candidates constitute information that is material to investors. Please further identify these targets.

Response to Comment No. 1, part (b):

The Company respectfully advises the Staff that it has revised the Pipeline Chart on pages 3, 141 and 145 of the Next Amendment in response to the Staff’s comment to eliminate its quantitative disclosure of the unnamed oncology targets and gene targets that are subject to the Company’s collaborations with Jazz and Sarepta, respectively, in both the Pipeline Chart itself and the footnotes thereto. Moreover, as noted above, the Company has reduced the length of the bars for the programs subject to its collaborations with Jazz and Sarepta to more clearly indicate that they are in the discovery stage of development. As discussed in previous response letters and the Registration Statement, the Company believes its collaborations with Jazz and Sarepta are material contracts and therefore inclusion of these discovery programs in its Pipeline Chart is appropriate and material to an investor’s understanding of its business.

(c)

We also note your indications that the referenced collaboration agreements are not economically material and that the company does not depend on the agreements. Please provide us with an analysis of the qualitative significance of these agreements. For example, tell us if you would be able to develop the relevant product candidates, product candidates that you deemed material enough to warrant inclusion in your pipeline chart, without these agreements.

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

October 5, 2020

Response to Comment No. 1, part (c):

As discussed in previous response letters and the Registration Statement, the Company believes that its engEx Platform is well-suited for the development of exosome-based vaccines that can be purposely designed to activate specific arms of the immune system, which capability the Company refers to as exoVACC. The Company’s exoVACC development programs involve a material portion of the Company’s human and financial resources. As such, inclusion of exoVACC on the Pipeline Chart is material to an investor’s understanding of the Company’s business. Moreover, as noted above, the Company has reduced the length of the bars for its exoVACC programs to more clearly indicate that they are in the discovery stage of development.

With respect to the exoVACC programs that the Company is developing in collaboration with Ragon, the Company is working to incorporate as antigens certain HIV epitopes identified by Ragon and T cell epitopes identified by Ragon into exoVACC candidates for potential treatment of HIV and SARS-CoV2, respectively. With respect to the Company’s exoVACC program that the Company is developing in collaboration with Washington University of St. Louis, as discussed on page 172 of the Registration Statement, the Company is working to incorporate proprietary tumor neoantigens identified by Dr. Schreiber to evaluate in potential exoVACC candidates. As discussed on page 172 of the Registration Statement, the Company plans to screen these early stage, preclinical candidates in vitro with patient blood samples and then test them in appropriate preclinical models prior to any human testing.

Beyond the validation that collaborating with Ragon and Washington University of St. Louis provides the Company and its engEx Platform, the Company believes that the antigens and expertise made available through the collaborations have enabled the Company to develop exoVACC candidates that have promising therapeutic potential. However, as with all early stage development programs, it is possible that the antigens provided by these research institutions may not yield viable exoVACC candidates that merit further investigation in preclinical and/or clinical testing. In addition, as described in the Registration Statement, the Company’s agreements with Ragon and Washington University of St. Louis, are one year agreements and include only an option to acquire a license to intellectual property related to the antigens being evaluated. If the Company is unable to reach commercially reasonable terms on the ultimate license of the antigens from Ragon and/or Washington University of St. Louis or the Company’s development efforts are unsuccessful, it will not move forward with one or both of such collaborations. In that event, the Company plans to develop its own antigens or, as discussed on page 172 of the Registration Statement, pursue additional collaborations to acquire rights to other unique and valuable antigens, so that it can continue to develop exoVACC candidates targeting cancer and viral diseases, such as HIV and SARS-CoV2.

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

October 5, 2020

* * * * *

Should have any questions concerning the foregoing matters, please contact the undersigned at (212) 459-7095 or DLang@goodwinlaw.com.

Sincerely,

/s/ Daniel A. Lang

Enclosures:

cc: Douglas E. Williams, Codiak BioSciences, Inc.

Linda C. Bain, Codiak BioSciences, Inc.

Yalonda T. Howze, Codiak BioSciences, Inc.

Stephen M. Davis, Goodwin Procter LLP